FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE PROXY STATEMENT ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s notice of meeting and proxy statement for the annual general meeting of shareholders to be held on August 9, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: June 28, 2007

B.O.S Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 9, 2007

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S Better Online Solutions Ltd. (the “Company”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon Le Zion, Israel, on August 9, 2007 at 9 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler and Ronen Zavlik and to elect Messrs. Amir Ohad, Joshua Zoller and Dan Hoz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	To approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

4.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2006.

5.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to the Company’s Articles of Association, the Board of Directors has fixed the close of business on July 3, 2007 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman Chairman of the Board of Directors	Shmuel Koren President and Chief Executive Officer

June, 2007

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY’S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 9, 2007

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 4.00 nominal value (the “Ordinary Shares”), of B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting (the “Meeting”) of Shareholders of the Company to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon Le Zion, on August 9, 2007 at 9 a.m. local time, and thereafter as it may be adjourned from time to time. At the Meeting, shareholders of the Company will be asked, to vote upon the following matters:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler and Ronen Zavlik and to elect Messrs. Amir Ohad, Joshua Zoller and Dan Hoz to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	To approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

4.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2006.

5.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

        A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meeting), 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 20 Freiman Street, Rishon Le Zion, 75101 Israel, Attention: Mr. Eyal Cohen. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

        The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 20 Freiman Street, Rishon Le Zion, 75101 Israel or in the U.S., c/o American Stock Transfer & Trust Company, 59 Maiden Lane – Plaza Entrance, New York, New York 10038, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

        The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about July 6, 2007. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on July 3, 2007 are entitled to notice of and to vote at the Meeting. The Company had 9,601,033 Ordinary Shares issued and outstanding on June 27, 2007, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33 1/3% of the voting rights, will constitute a quorum at the Meeting.

        Votes Required. All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

I.	PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of June 27, 2007, information to the best of the Company’s knowledge, as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares and as to all directors and officers of the Company as a group. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 9,601,033 shares outstanding as of June 27, 2007.

Name and Address	Shares Beneficially Owned
	Number	Percent

Catalyst Fund, LP(1)(2)
3 Daniel Frisch Street, Tel-Aviv 64731, Israel	1,675,459	17.45%
D.S Apex Holdings Ltd.
2 Kaufman St. Tel-Aviv
68012 Israel(3)	752,979	7.84%
Officers and Directors as a group (4)	101,090	1.05%

(1) “Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments L.P. Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to the shares held by Catalyst. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund.

(2) Does not include 207,000 warrants to purchase Ordinary Shares of the Company.

(3) Refers to the holdings of D.S Apex Holdings Ltd. and its subsidiaries.

(4) Does not include 1,085,637 options to purchase Ordinary Shares of the Company granted and currently held by Officers and/or Directors of the Company. Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, three directors currently serving on the Board of Directors will be nominated for reelection. Additionally, the Board of Directors is nominating three additional directors: Messrs. Amir Ohad, Joshua Zoller and Dan Hoz.

        Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two terms. Dr. Yael Ilan and Prof. Adi Raveh currently serve as external directors and their term of service shall expire in November 2008 and February 2009, respectively.

        The rest of the directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

        Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than four nor more than eleven. If at a general meeting of the Company new directors in the minimum amount specified pursuant to the Articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s general meeting.

        It is the intention of the persons named in the proxy to vote for the election of the six nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position	Ordinary Shares beneficially owned*	Percentage of beneficial holdings

Mr. Edouard Cukierman**	42	Chairman of the Board of Directors	28,090	------
Mr. Joel Adler	53	Director	***	------
Ronen Zavlik	46	Director	------	------
Mr. Amir Ohad	44	------	------	------
Mr. Joshua Zoller	58	------	------	------
Mr. Dan Hoz	37	------	------	------

* does not include options held by the directors.

** Mr. Edouard Cukierman holds 21,666 ordinary shares directly and an additional 6,424 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd.

***Does not include 65,217 options of Brada Investments Limited, a shareholder of the Company owned by a discretionary trust of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries.

Mr. Edouard Cukierman, 42, has been a director since May 2003, and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Investments and Chairman of Cukierman & Co. Investment House. Since 1993, Cukierman & Co., Investment House realized € 1.7 Billion of Corporate Finance transactions. Mr. Cukierman is a former Board member of Orex, MTI Wireless and other technology companies. He was the President and CEO of the Astra Fund. He served as a Board member of Otto Capital, a Singapore based VC fund. He was the former President of the Supervisory Board of Citec-Environment and Services in Paris. He is currently a Board member of Lamina Technologies in Switzerland. He is also on the Board of Sar-El, an Israeli Defense Forces volunteer organization. He serves as an Officer of the IDF Spokesman Unit, and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion – Israel Institute of Technology.

Mr. Joel Adler, 53, has been a director since June 2005. Mr. Adler is a partner in Mishcon de Reya, a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Joel advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM). Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of US law firm Steptoe & Johnson). He gained his experience with other leading law firms in London: Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the Israeli law firm Caspi & Co. for two years. Mr. Adler holds a law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

Mr. Ronen Zavlik, 46, has been a director since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., and Optima Management and Investments 66 Ltd. Mr. Zavlik is the Chairman of the audit committee of the Israel Handball Association. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik is a licensed CPA in Israel and a member of the Institute of Certified Public Accountants in Israel.

Mr. Amir Ohad, 44, has been the CEO and President of Kafrit Industries Ltd. in Israel and its subsidiaries in the UK and Germany, since 2005 and until January 2007. Kafrit is traded on the Tel-Aviv Stock Exchange and produces additives and master batches to the plastic industry. Previously, between the years 2000-2005, Mr. Ohad served as the CFO of Scitex Vision Ltd., that was sold to Hewlett-Packard in 2005 and as a member of the Executive Committee of a subsidiary of a corporation traded in NASDAQ. From 1997-2000, Mr. Ohad served as CFO of Giltek Telecommunications Ltd., a company traded on the Tel-Aviv Stock Exchange. Mr. Ohad holds a B.A. in Business Administration and Economics, an MBA in Finance and an M.A. in Economics (Public Economics), all from the Hebrew University in Jerusalem.

Mr. Joshua Zoller, 58, has been serving as Finance Manager of Federman & Sons (Holdings) Ltd., an importer and marketer of coffee and manufacturer and marketer of Liquid fertilizer for the last twenty years. Mr. Zoller currently serves as a director in Epsilon Provident Funds’ Management Ltd., Ubank Fund’s Management Ltd., Yachad Physicians Consumer Club Ltd., Apex Investments Ltd. and DS Apex Holdings D.A (1998) Ltd. Mr. Zoller holds a B.A. in Accounting and Economics from the University of Haifa.

Mr. Dan Hoz, 37, has been serving as the CFO of Valor Computerized System Ltd., a provider of vertically integrated manufacturing productivity solutions to the PCB industry since 2002. Previously, Mr. Hoz was the Vice President of Operations and Finance of CAM Division (Frontline), in Orbotech-Valor. Mr. Hoz is also a former Senior Auditor in the High Tech group of Deloitte Touche Tohmatsu. Mr. Hoz holds a B.A. in Accounting and Economics and an MBA (major in Finance) from Ben Gurion University of the Negev, and is a certified CPA.

Information regarding the incumbent external directors:

Dr. Yael Ilan, 58, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director of CI Systems in the technology sector. Until 1998 she served on the board of Bezeq – Israel’s Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of the program of the Broad Band Communication, a consortium of MAGNET – the Israeli Government hi-tech cooperation initiative. From 2002, Dr. Ilan serves as the industrial coordinator in the Electrical Engineering Department of the Technion. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University, and is a member of the Institute of Certified Public Accountants in Israel.

Prof. Adi Raveh, 59, has been an external director since February 2003. Prof. Raveh is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he has been serving as an external director at Clal Insurance Company Ltd. Since 2002 he has been serving as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav – a Mutual Funds Management company (since 1995), and as a director of Peilim – a Portfolio Management company – part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech – a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2006:

	Salaries, Directors' Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a
group (then 16 persons)	$1,732,000	$114,000

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Ronen Zavlik, Amir Ohad, Joshua Zoller and Dan Hoz, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

The Board of Directors, recommends voting FOR the election of the aforementioned six nominees.

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	REAPPOINTMENT OF INDEPENDENT AUDITORS

        The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

        The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2005 and 2006:

	Year Ended December 31, 2006		Year Ended December 31, 2005
	Amount	Percentage	Amount	Percentage

Audit Fees	62,000	76%	64,000	50%
Audit-Related Fees (1)	20,000	24%	25,000	20%
Tax Fees (2)	-		16,000	13%
All Other Fees (3)			22,000	17%
Total	82,000	100%	127,000	100%

(1)	“Audit-related fees” are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(2)	“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

(3)	“All Other Fees” are fees for consulting services rendered by the Company’s auditors with respect to government incentives.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company, until the next Annual General Meeting of shareholders.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.	INCREASE OF 2003 ISRAELI SHARE OPTION PLAN

        Under the 2003 Israeli Share Option Plan, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire ordinary shares of the Company. The Board of Directors has approved (subject to shareholders approval) to increase the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, from 1.5 million to 2.6 million, as the current option pool has nearly depleted. This 2003 Plan is currently the only active Plan from which options are being granted.

        At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, from 1.5 million to 2.6 million.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

4.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F with the US Securities and Exchange Commission and with the Israeli Securities Authority on June 5, 2007, and they appear on their respective websites: www.sec.gov and www.magna.isa.gov.il, as well as on the Tel–Aviv Stock Exchange website: maya.tase.co.il.

5.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Edouard Cukierman Chairman of the Board of Directors	Shmuel Koren President and Chief Executive Officer

June, 2007

B.O.S. BETTER ONLINE SOLUTIONS LTD.
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING TO BE HELD ON AUGUST 9, 2007

The undersigned, revoking previous proxies, hereby appoint(s) Edouard Cukierman and Shmuel Koren, or any one of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all ordinary shares of B.O.S. Better Online Solutions Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company, at 20 Freiman Street, Rishon LeZion, Israel, on August 9, 2007 at 9 a.m. (local time) and at any adjournments thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgement.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

August 9, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œ Please detach along perforated line and mail in the envelope provided. œ

Please refer to the Proxy Statement discussion of each of these matters.
THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" EACH OF THE LISTED PROPOSALS:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
1.	To elect the six nominees specified below as directors:		2.	To reappoint Kost, Forer, Gabbay & Kasierer (EY Israel) as independent auditors of the Company	☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	Edouard Cukierman	3.	To approve an increase of options available for issuance under the Company's 2003 Israeli Share Option Plan	☐	☐	☐
Joel Adler
☐	WITHHOLD AUTHORITY	Ronen Zavlik
	FOR ALL NOMINEES	Amir Ohad	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the general meeting and any adjournments thereof.
Joshua Zoller
Dan Hoz

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD IN THE ENCLOSED PREPAID ENVELOPE.

				Check here if you plan to attend the Annual General Meeting?	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.